Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 981)

CONTINUING CONNECTED TRANSACTIONS IN RELATION TO FRAMEWORK AGREEMENT
FRAMEWORK AGREEMENT
The Company announces that on 28 December 2015, it entered into the Framework Agreement with Datang Holdings regarding the Non-Exempt Continuing Connected Transactions for a
term of three years commencing from 1 January 2016.
LISTING RULES IMPLICATIONS
As Datang Holdings is the holding company of Datang (Hongkong), a substantial shareholder of the Company holding approximately 18.30% of the total issued share capital of the Company as at the date of this announcement, Datang Holdings is an associate of Datang (Hongkong) and hence a connected person of the Company under
Chapter 14A of the Listing Rules.
As the applicable percentage ratios (other than the profits ratio) are on an annual basis more than 0.1% and less than 5%, the Non-Exempt Continuing Connected Transactions constitute non-exempt continuing connected transactions of the Company under Chapter
14A of the Listing Rules and are subject to the reporting and announcement requirements and exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Introduction
The Company announces that on 28 December 2015, it entered into the Framework Agreement with Datang Holdings regarding the Non-Exempt Continuing Connected Transactions for a
term of three years commencing from 1 January 2016.

Summary of Principal Terms of the framework Agreement
Execution Date: 28 December 2015
Effective period: Three years effective from 1 January 2016
Material terms: Both the Company including its subsidiaries and Datang Holdings and its associates will engage in business collaboration including but not limited to foundry service.

PRICING OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS
The price for the provision of all business collaboration under the Framework Agreement will be determined by reference to reasonable market price available from or to independent third parties in the ordinary and usual course of business based on normal commercial terms and on arm’s length negotiation, or the price based on the actual production cost incurred plus a reasonable profit margin with reference to the general range of profit margins in the industry, and will be determined on terms not less favourable than those applicable to sales by independent third parties to the Company or its subsidiaries and not more favourable than those applicable to sales by the
Company or its subsidiaries to independent third parties (if any). In relation to the provision of foundry services by the Company to Datang Holdings, the Company will have reference to the terms (including pricing) which it offers to independent third party customers for services of a comparable nature and quantity, as well as the reasonable market prices which are applicable.

BASIS OF DETERMINATION OF THE PROPOSED CAPS
The Expected Caps representing the maximum revenue on an aggregated basis expected to be generated by the Company from the Non-Exempt Continuing Transactions for each of the three years ending 31 December 2016, 2017 and 2018 are US$50 million, US$66 million and
US$82 million respectively. In arriving at the Expected Caps, the Company has considered the potential level of Non-Exempt Continuing Transactions it may potentially provide in light of current market conditions of the semiconductor industry and the technological capability of the Company, having regard to the historical transaction volume of Datang Holdings and its associates with the Company and the historical revenues generated by the Company from the transactions under the framework agreement dated 18 February 2014 (the “2014 Framework Agreement”) entered into between the
Company and Datang Holdings. The revenue generated by the Company under the 2014
Framework Agreement was approximately US$14.51 million for the year ended 31 December
2014 based on the annual report of the Company for the year ended 31 December 2014. The revenue generated by the Company under the 2014 Framework Agreement was US$9.07 million for the six months ended 30 June 2015 based on the management account of the Company.

REASONS FOR AND BENEFITS OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS
The Company considers that Datang Holdings plays a key role in China’s semiconductor industry. By entering into the Framework Agreement and the Non-Exempt Continuing
Connected Transactions with Datang Holdings, the Company believes that this will bring the Company sustainable business opportunities and also drive the Company’s technological achievement.
The Directors (including the independent non-executive Directors) consider the
Non-Exempt Continuing Connected Transactions to be on normal commercial terms, in the ordinary and usual course of business of the Company, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

IMPLICATIONS OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS UNDER THE LISTING RULES
As Datang Holdings is the holding company of Datang (Hongkong), a substantial shareholder of the Company holding approximately 18.30% of the total issued share capital of the Company as at the date of this announcement, Datang Holdings is an associate of Datang (Hongkong) and hence a connected person of the Company under
Chapter 14A of the Listing Rules.
As the applicable percentage ratios (other than the profits ratio) are on an annual basis more than 0.1% and less than 5%, the Non-Exempt Continuing Connected Transactions constitute non-exempt continuing connected transactions of the Company under Chapter
14A of the Listing Rules and are subject to the reporting and announcement requirements and exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. The Company confirms that Dr. Chen Shanzhi and Dr. Gao Yonggang, both being Directors nominated by Datang Holdings, have abstained from voting on all relevant board resolutions relating to the Framework Agreement and the Non-Exempt
Continuing Connected Transactions.

GENERAL INFORMATION

Information of the Company

The Company is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab and a second majority owned 300mm fab under development for advance nodes in Beijing; and 200mm fabs in Tianjin and Shenzhen. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

Information of Datang Holdings

Datang (Hongkong) is a wholly-owned subsidiary of Datang Holdings and Datang Holdings is a wholly-owned subsidiary of Datang Telecom Technology and Industry Group (“Datang Telecom Group”). Datang Telecom Group, headquartered in Beijing, the PRC, has entered wireless mobile communications, integrated circuit, strategic emerging industries and other industrial sectors. As the main force for independent innovation of China’s wireless mobile communications and a model of practicing innovative national strategies, Datang Telecom Group has initiated international standards of 3G TD-SCDMA and 4G TD-LTE-Advanced mobile communications, promoted the successful industrialization, scale commercial use and major breakthroughs in international market of TD and led the development of 5G core technical standards. At the same time, it has also linked up the mobile communications and the IC industry chains, facilitated the interactive development mode of mobile communications and integrated circuit, realized the key changes of China’s communications chips and significantly enhanced the international competitiveness of China’s information and communication industry.

DEFINITIONS
In this announcement the following words have the following meanings unless the context requires otherwise:
“associates”	has the meaning ascribed thereto under the Listing Rules;
“Company”	Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability and the Ordinary Shares and American Depositary Shares of which are listed on the Stock
Exchange and the New York Stock Exchange, respectively;
“connected person(s)”	has the meaning ascribed thereto under the Listing Rules;
“Datang (Hongkong)”	Datang Holdings (Hongkong) Investment Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Datang Holdings;
“Datang Holdings”	Datang Telecom Technology & Industry Holdings Co., Ltd., a company incorporated under PRC laws;
“Director(s)”	director(s) of the Company;
“Expected Caps”	the maximum revenue on an aggregated basis expected to be generated by the Company from the
Non-Exempt Continuing Transactions during each of the three years ending 31 December 2016,
2017 and 2018 in respect of the Non-Exempt Continuing Connected Transactions;
“Framework Agreement”	the framework agreement entered into between the Company and Datang Holdings on 28 December
2015;
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;
“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
“New York Stock Exchange”	the New York Stock Exchange, Inc.
“Non-Exempt Continuing Connected	the transactions as provided under the Framework Agreement;
Transactions”
“Ordinary Shares”	ordinary shares of par value US$0.0004 each in the capital of the Company;
“PRC”	the People’s Republic of China (for the purpose of this announcement excluding Hong Kong,
Macau Special Administrative Region of the People’s Republic of China and Taiwan);
“Preferred Shares”	preferred shares of par value US$0.0004 each in the capital of the Company;
“Shares”	shares of all classes in the capital of the Company (including but not limited to Ordinary
Shares and Preferred Shares) and warrants and other securities which carry a right to subscribe for or purchase shares in the Company;
“Shareholder(s)”	holder(s) of the Share(s);
“Stock Exchange”	The Stock Exchange of Hong Kong Limited;
“substantial shareholder(s)”	has the meaning ascribed to it under the Listing Rules;
“TD-SCDMA”	Time Division-Synchronous Code Division Multiple Access, which is a 3G or third-generation of mobile phone standards and technology mobile telecommunications standard being developed in the PRC;
“TD-LTE”	Time Division Long Term Evolution, which is a 4G or fourth-generation of mobile phone standards and technology mobile telecommunications standard being developed in the PRC;
“US” or “United States”	the United States of America;
“US$”	United States dollar, the lawful currency of the United States;
“%”	per cent.

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, PRC
28 December 2015

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhou Zixue (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yonghua as his Alternate)
Zhou Jie
Ren Kai

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Lip-Bu Tan
Carmen I-Hua Chang